LPL Financial LLC

(SEC I.D. No. 8-17668)

Statement of Financial Condition for the year ended December 31, 2018, and Report of Independent Registered Public Accounting Firm

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a **Public Document**.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of LPL Financial Holdings Inc. and
the Member of LPL Financial LLC
Boston, Massachusetts

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of LPL Financial LLC (the "Company") (an indirect wholly owned subsidiary of LPL Financial Holdings Inc.) as of December 31, 2018, the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement present fairly, in all material respects, the financial position of the Company as of December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

/s/ DELOITTE & TOUCHE LLP

San Diego, California
February 27, 2019

We have served as the Company's auditor since 2001.

LPL FINANCIAL LLC
Statement of Financial Condition
December 31, 2018
(in thousands)

ASSETS

Cash and cash equivalents	$	232,644
Cash segregated under federal and other regulations		985,195
Receivables from:		
Clients, net		412,944
Product sponsors, broker-dealers, and clearing organizations		166,678
Advisor loans, net		298,821
Others, net		233,435
Securities owned, trading — at fair value		29,267
Securities borrowed		4,829
Fixed assets, net		254,481
Goodwill		195,153
Intangible assets, net		229,952
Due from affiliates		45,784
Other assets		106,183
Total assets	$	3,195,366

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:		
Drafts payable	$	222,684
Payables to clients		950,946
Payables to broker-dealers and clearing organizations		76,180
Accrued commission and advisory expenses payable		163,232
Accounts payable and accrued liabilities		216,071
Due to affiliates		30,409
Securities sold, but not yet purchased — at fair value		169
Unearned revenue		80,524
Capital lease obligations		2,794
Total liabilities		1,743,009
COMMITMENTS AND CONTINGENCIES (Notes 11 and 15)		
MEMBER'S EQUITY		1,452,357
Total liabilities and member's equity	$	3,195,366

See notes to the financial statement.

1.   Organization and Description of the Company

LPL Financial LLC ("LPL Financial" or the "Company") provides an integrated platform of brokerage and investment advisory services to independent financial advisors and financial advisors at financial institutions (collectively "advisors") in the United States. Through its custody and clearing platform, using both proprietary and third-party technology, the Company provides access to diversified financial products and services enabling its advisors to offer independent financial advice and brokerage services to retail investors (their "clients"). LPL Financial is a wholly owned subsidiary of LPL Holdings, Inc. ("LPLH"), a Massachusetts holding corporation, which is a wholly owned subsidiary of LPL Financial Holdings Inc. ("LPLFH" or the "Parent"), a Delaware holding corporation.

LPL Financial is a clearing broker-dealer registered with the Financial Industry Regulatory Authority ("FINRA") and the Securities and Exchange Commission ("SEC") pursuant to the Securities Exchange Act of 1934 and an investment adviser registered with the SEC pursuant to the Investment Advisers Act of 1940 with primary offices in Fort Mill, South Carolina; San Diego, California; and Boston, Massachusetts. The Company is registered as an introducing broker-dealer with the Commodity Futures Trading Commission ("CFTC") and is a member of the National Futures Association ("NFA"). LPL Financial introduces commodities and futures products to ADM Investor Services Inc. ("ADM"), and all commodities accounts and related positions are held by ADM. LPL Financial is regulated by the CFTC and the NFA.

2.   Summary of Significant Accounting Policies

Basis of Presentation

This financial statement is prepared in accordance with accounting principles generally accepted in the United States ("GAAP"), which require the Company to make estimates and assumptions regarding the valuation of certain financial instruments, intangible assets, allowance for doubtful accounts, accruals for liabilities, income taxes, revenue and expense accruals, and other matters that affect the financial statement and related disclosures. Actual results could differ materially from those estimates under different assumptions or conditions and the difference may be material to the financial statement. The Company has evaluated subsequent events up to and including the date this financial statement was issued.

Cash and Cash Equivalents

Cash equivalents are highly liquid investments with an original maturity of 90 days or less that are not required to be segregated under federal or other regulations. The Company's cash and cash equivalents are composed of interest and noninterest-bearing deposits, money market funds, and United States government obligations.

Cash Segregated Under Federal and Other Regulations

As a broker-dealer carrying client accounts, the Company is required to maintain cash or qualified securities in a segregated reserve account for the exclusive benefit of its customers in accordance with Rule 15c3-3 of the Security Exchange Act of 1934, as amended, and other regulations. Held within this account is approximately $100,000 for the proprietary accounts of broker dealers.

Fair Value of Financial Instruments

The Company's financial assets and liabilities are carried at fair value or at amounts that, because of their short-term nature, approximate current fair value.

Receivables from and Payables to Clients

Receivables from clients include amounts due on cash and margin transactions. The Company extends credit to clients of its advisors to finance their purchases of securities on margin and receives income from interest charged on such extensions of credit. Payables to clients represent credit balances in client accounts arising from deposits of funds, proceeds from sales of securities, and dividend and interest payments received on securities held in client accounts. The Company pays interest on certain client payable balances. At December 31, 2018, $935.5 million of the balance represents free credit balances that are held pending re-investment by the clients.

Receivables from clients are generally fully secured by securities held in the clients' account. To the extent that margin loans and other receivables from clients are not fully collateralized by client securities, management establishes an allowance that it believes is sufficient to cover any probable losses. When establishing this allowance, management considers a number of factors, including its ability to collect from the client or the client's financial advisor and the Company's historical experience in collecting on such transactions.

The following schedule reflects the Company's activity in providing for an allowance for uncollectible amounts due from clients for the year ended December 31, 2018 (in thousands):

Beginning Balance — January 1	$	466
Provision for bad debts, net of recoveries		174
Ending Balance — December 31	$	640

Advisor Loans

The Company periodically extends credit to its advisors in the form of recruiting loans, commission advances, and other loans. The decisions to extend credit to advisors are generally based on the advisor's credit history and their ability to generate future commissions. Certain loans made in connection with recruiting are forgivable over terms ranging from three to eight years provided that the advisor remains licensed through LPL Financial. At December 31, 2018, $233.3 million of the advisor loan balance was forgivable. If an advisor terminates their arrangement with the Company prior to the forgivable loan term date or repayment of an other loan, an allowance for uncollectible amounts is recorded using an analysis that takes into account the advisor's registration status and the specific type of receivable. The aging thresholds and specific percentages used represent management's best estimates of probable losses. Management monitors the adequacy of these estimates through periodic evaluations against actual trends experienced.

The following schedule reflects the Company's activity in providing for an allowance for uncollectible amounts for advisor loans for the year ended December 31, 2018 (in thousands):

Beginning Balance — January 1	$	3,264
Provision for bad debts, net of recoveries		2,206
Charge-offs		(390)
Ending Balance — December 31	$	5,080

Receivables From Others

Receivables from others primarily consist of accrued fees from product sponsors and amounts due from advisors. Management maintains an allowance for uncollectible amounts using an aging analysis that takes into account the specific type of receivable. The aging thresholds and specific percentages used represent management's best estimates of probable losses. Management monitors the adequacy of these estimates through periodic evaluations against actual trends experienced.

The following schedule reflects the Company's activity in providing for an allowance for uncollectible amounts due from others for the year ended December 31, 2018 (in thousands):

Beginning Balance — January 1	$	5,913
Provision for bad debts, net of recoveries		3,785
Charge-offs		(1,599)
Ending Balance — December 31	$	8,099

Securities Owned and Securities Sold, But Not Yet Purchased

Securities owned and securities sold, but not yet purchased include trading securities, which are carried at fair value. The Company generally classifies its investments in debt and equity instruments (including mutual funds, annuities, corporate bonds, government bonds, and municipal bonds) as trading securities. The Company has not classified any investments as available-for-sale. Investment classifications are subject to ongoing review and can change.

The Company uses prices obtained from independent third-party pricing services to measure the fair value of its trading securities. Prices received from the pricing services are validated using various methods, including comparison to prices received from additional pricing services, comparison to available quoted market prices, and review of other relevant market data including implied yields of major categories of securities. In general, these quoted prices are derived from active markets for identical assets or liabilities. When quoted prices in active markets for identical assets and liabilities are not available, the quoted prices are based on similar assets and liabilities or inputs other than the quoted prices that are observable, either directly or indirectly. For certificates of deposit and treasury securities, the Company utilizes market-based inputs including observable market interest rates that correspond to the remaining maturities or the next interest reset dates. At December 31, 2018, the Company did not adjust prices received from the independent third-party pricing services.

Securities Borrowed

The Company borrows securities from other broker-dealers to make deliveries or to facilitate customer short sales. Securities borrowed are accounted for as collateralized financings and are recorded at contract value, representing the amount of cash provided for securities borrowed transactions (generally in excess of market values). The adequacy of the collateral deposited, which is determined by comparing the market value of the securities borrowed to the cash loaned, is continuously monitored and adjusted when considered necessary to minimize the risk associated with this activity.

As of December 31, 2018, the contract and collateral market value of borrowed securities was $4.8 million and $5.0 million, respectively.

Fixed Assets

Internally developed software, computers and software, leasehold improvements, and furniture and equipment are recorded at historical cost, net of accumulated depreciation and amortization. Depreciation is recognized using the straight-line method over the estimated useful lives of the assets. The Company charges software development costs to operations as incurred during the preliminary project stage, while capitalizing costs at the point at which the conceptual formulation, design and testing of possible software project alternatives are complete and management authorizes and commits to funding the project. The costs of internally developed software that qualify for capitalization are capitalized as fixed assets and subsequently amortized over the estimated useful life of the software, which is generally three years. The Company does not capitalize pilot projects or projects for which it believes that the future economic benefits are less than probable. Leasehold improvements are amortized over the lesser of their useful lives or the terms of the underlying leases. Computers and software, as well as furniture and equipment, are depreciated over a period of three to seven years.

Management reviews fixed assets for impairment whenever events or changes in circumstances indicate the carrying amount of the assets may not be recoverable. No impairment of fixed assets occurred for the year ended December 31, 2018.

Acquisitions

When acquiring companies, the Company recognizes separately from goodwill the assets acquired and the liabilities assumed at their acquisition date fair values. Goodwill as of the acquisition date is measured as the excess of consideration transferred and the net of the acquisition date fair values of the assets acquired and the liabilities assumed. While the Company uses its best estimates and assumptions as a part of the purchase price allocation process to accurately value assets acquired and liabilities assumed at the acquisition date, these estimates are inherently uncertain and subject to refinement. As a result, during the measurement period, which may be up to one year from the acquisition date, the Company records adjustments to the assets acquired and liabilities assumed, with the corresponding offset to goodwill.

Accounting for business combinations requires the Company's management to make significant estimates and assumptions, especially at the acquisition date with respect to intangible assets, support liabilities assumed, and pre-acquisition contingencies. These assumptions are based in part on historical experience, market data, and information obtained from the management of the acquired companies and are inherently uncertain.

Examples of critical estimates in valuing certain of the intangible assets the Company has acquired include, but are not limited to: (i) future expected cash flows from assets and advisor relationships; and (ii) discount rates.

Goodwill and Other Intangible Assets

Goodwill and other indefinite-lived assets are not amortized; however, intangible assets that are deemed to have definite lives are amortized over their useful lives, generally ranging from 5 to 20 years. See Note 8. *Goodwill and Other Intangible Assets*, for additional information regarding the Company's goodwill and other intangible assets.

Goodwill and other indefinite-lived intangible assets are tested annually for impairment in the fourth fiscal quarter and between annual tests if certain events occur indicating that the carrying amounts may be impaired. If a qualitative assessment is used and the Company determines that the fair value of a reporting unit or indefinite-lived intangible asset is more likely than not (i.e., a likelihood of more than 50%) less than its carrying amount, a quantitative impairment test will be performed. If goodwill or other indefinite-lived intangible assets are quantitatively assessed for impairment, a two-step approach is applied. For goodwill, the Company first compares the estimated fair value of the reporting unit in which the asset resides to its carrying value. For indefinite-lived intangible assets, the Company first compares the estimated fair value of the indefinite-lived intangible asset to its carrying value. The second step, if necessary, measures the amount of such impairment by comparing the implied fair value of the asset to its carrying value. No impairment of goodwill or other indefinite-lived intangible assets was recognized for the year ended December 31, 2018.

Long-lived assets, such as intangible assets subject to amortization, are reviewed for impairment when there is evidence that events or changes in circumstances indicate that the carrying amount of an asset or asset group may not be recoverable. Recoverability of assets to be held and used is measured by comparing the carrying amount of an asset or asset group to estimated undiscounted future cash flows expected to be generated by the asset or asset group. If the carrying amount of an asset or asset group exceeds its estimated future cash flows, an impairment charge is recognized for the amount by which the carrying amount of the asset or asset group exceeds the estimated fair value of the asset or asset group. Long-lived assets to be disposed of by sale are reported at the lower of their carrying amounts or their estimated fair values less costs to sell and are not depreciated. There was no material impairment of definite-lived intangible assets recognized for the year ended December 31, 2018.

Commitments and Contingencies

The Company recognizes a liability with regard to loss contingencies when it believes it is probable a liability has occurred and the amount can be reasonably estimated. If some amount within a range of loss appears at the time to be a better estimate than any other amount within the range, the Company accrues that amount. When no amount within the range is a better estimate than any other amount, however, the Company accrues the minimum amount in the range.

The Company has established an accrual for those legal proceedings and regulatory matters for which a loss is both probable and the amount can be reasonably estimated. Assessing the probability of a loss occurring and the timing and amount of any loss related to a legal proceeding or regulatory matter is inherently difficult and requires management to make significant judgments. For additional information, see Note 11, *Commitments and Contingencies* - Legal & Regulatory Matters.

Income Taxes

As a single member limited liability corporation, the Company is considered similar to a corporate division and recognizes an allocation of income taxes in its financial statements because it has an income tax allocation agreement (the "Tax Agreement") with LPLH and LPLFH and is included in the consolidated federal and certain state income tax returns filed by LPLFH. In accordance with the terms of the Tax Agreement, the Company shall pay to or receive from LPLH an amount equal to the total provision for income taxes that the Company discloses on its financial statements, less the amount of certain income tax benefits that are excluded from the calculation of the total provision for income taxes in accordance with GAAP. Since the Tax Agreement calls for a cash settlement

based on the total income tax provision, the Company does not reflect a separate deferred income tax provision and corresponding deferred tax assets or liabilities.

The Company recognizes the tax effects of a position in the financial statements only if it is more-likely-than-not to be sustained based solely on its technical merits, otherwise no benefits of the position are recognized. The more-likely-than-not threshold must continue to be met in each reporting period to support continued recognition of a benefit. Moreover, each tax position meeting the recognition threshold is required to be measured as the largest amount that is greater than 50 percent likely to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information.

Recently Issued Accounting Pronouncements

In February 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2016-02, *Leases*, which establishes a right-of-use model that requires a lessee to record a right-of-use asset and a lease liability on the balance sheet for all leases with terms longer than 12 months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the statement of operations. The new standard also requires disclosures that provide additional information on recorded lease arrangements. In July 2018, the FASB issued ASU 2018-11, *Leases – Targeted Improvements,* which provides an optional transition method that allows entities to initially apply the new lease standard at the adoption date and recognize a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption. The Company adopted the provisions of this guidance, including the optional transition method, on January 1, 2019.

In August 2018, the FASB issued ASU 2018-13, *Fair Value Measurement (Topic 820): Disclosure Framework-Changes to the Disclosure Requirements for Fair Value Measurement*. ASU 2018-13 removes or modifies certain current disclosures, and adds additional disclosures. The changes are meant to provide more relevant information regarding valuation techniques and inputs used to arrive at measures of fair value, uncertainty in the fair value measurements, and how changes in fair value measurements impact an entity's performance and cash flows. Certain disclosures in ASU 2018-13 will need to be applied on a retrospective basis and others on a prospective basis. Early adoption is permitted. The Company expects to adopt the provisions of this guidance on January 1, 2020, and is currently evaluating the impact that ASU 2018-13 will have on its related disclosures.

3.   Acquisitions

In 2017, the Company entered into an asset purchase agreement with National Planning Holdings, Inc. ("NPH") and its four broker-dealer subsidiaries (collectively with NPH, "NPH Sellers") to acquire certain assets and rights of the NPH Sellers, including business relationships with financial advisors who become affiliated with the Company. In accordance with ASC 805, *Business Combinations,* control transferred when the Company onboarded NPH advisors and client assets onto its platform, which occurred in two waves. The first wave was completed in the fourth quarter of 2017 and the second wave was completed in the first quarter of 2018. Following the completion of wave two, the Company recorded intangible assets of $112.7 million in advisor relationships and $49.0 million in goodwill.

4.   Fair Value Measurements

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. Inputs used to measure fair value are prioritized within a three-level fair value hierarchy. This hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

Level 1 — Quoted prices in active markets for identical assets or liabilities.

Level 2 — Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. This includes certain pricing models, discounted cash flow methodologies, and similar techniques that use significant unobservable inputs.

There were no transfers of assets or liabilities between fair value measurement classifications during the year ended December 31, 2018.

The Company's fair value measurements are evaluated within the fair value hierarchy, based on the nature of inputs used to determine the fair value at the measurement date. At December 31, 2018, the Company had the following financial assets and liabilities that are measured at fair value on a recurring basis:

Cash Equivalents — The Company's cash equivalents include money market funds, which are short term in nature with readily determinable values derived from active markets.

Securities Owned and Securities Sold, But Not Yet Purchased — The Company's trading securities consist of house account model portfolios established and managed for the purpose of benchmarking the performance of its fee-based advisory platforms and temporary positions resulting from the processing of client transactions. Examples of these securities include money market funds, United States treasury obligations, mutual funds, certificates of deposit, and traded equity and debt securities.

The Company uses prices obtained from independent third-party pricing services to measure the fair value of its trading securities. Prices received from the pricing services are validated using various methods including comparison to prices received from additional pricing services, comparison to available quoted market prices, and review of other relevant market data including implied yields of major categories of securities. In general, these quoted prices are derived from active markets for identical assets or liabilities. When quoted prices in active markets for identical assets and liabilities are not available, the quoted prices are based on similar assets and liabilities or inputs other than the quoted prices that are observable, either directly or indirectly. For certificates of deposit and treasury securities, the Company utilizes market-based inputs, including observable market interest rates that correspond to the remaining maturities or the next interest reset dates. At December 31, 2018, the Company did not adjust prices received from the independent third-party pricing services.

Other Assets — The Company's other assets primarily consist of deferred compensation plan assets that are invested in money market and other mutual funds, which are actively traded and valued based on quoted market prices.

The following table summarizes the Company's financial assets and financial liabilities measured at fair value on a recurring basis at December 31, 2018 (in thousands):

	Level 1		Level 2		Level 3		Total	
Assets								
Cash equivalents	$	—	$	—	$	—	$	—
Securities owned — trading:								
Money market funds		194		—		—		194
Mutual funds		7,434		—		—		7,434
Equity securities		1,931		—		—		1,931
Debt securities		—		1		—		1
U.S. treasury obligations		19,707		—		—		19,707
Total securities owned — trading		29,266		1		—		29,267
Other assets		3,160		1,788		—		4,948
Total assets at fair value	$	32,426	$	1,789	$	—	$	34,215
Liabilities								
Securities sold, but not yet purchased:								
Equity securities	$	163	$	—	$	—	$	163
Debt securities		—		6		—		6
Total securities sold, but not yet purchased		163		6		—		169
Total liabilities at fair value	$	163	$	6	$	—	$	169

5. Receivables from Product Sponsors, Broker-Dealers, and Clearing Organizations and Payables to Broker-Dealers and Clearing Organizations

At December 31, 2018, receivables from product sponsors, broker-dealers, and clearing organizations and payables to broker-dealers and clearing organizations were as follows (in thousands):

Receivables:

Commissions receivable from product sponsors and others	$	135,046
Receivables from clearing organizations		20,281
Receivables from broker-dealers		2,065
Securities failed-to-deliver		9,286
Total receivables	$	166,678

Payables:

Payables to clearing organizations	$	24,818
Payables to broker-dealers		37,583
Securities failed-to-receive		13,779
Total payables	$	76,180

6. Fixed Assets

The components of fixed assets at December 31, 2018 were as follows (in thousands):

Internally developed software	$	225,763
Computers and software		136,139
Leasehold improvements		2,058
Furniture and equipment		903
Construction in progress		90,276
Total fixed assets		455,139
Accumulated depreciation and amortization		(200,658)
Fixed assets, net	$	254,481

7. Goodwill and Other Intangible Assets

A summary of the activity in goodwill is presented below (in thousands):

Balance at January 1, 2018	$	146,147
Goodwill acquired		49,006
Balance at December 31, 2018	$	195,153

At December 31, 2018, intangible assets was as follows (dollars in thousands):

	Weighted Average Life Remaining (in years)	Gross Carrying Amount		Accumulated Amortization		Net Carrying Value	
Advisor relationships	3.7	$	271,342	$	(59,810)	$	211,532
Product sponsor relationships	7.9		31,087		(17,465)		13,622
Client relationships	6.3		12,736		(7,938)		4,798
Total		$	315,165	$	(85,213)	$	229,952

8. Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities were as follows at December 31, 2018 (in thousands):

Accrued compensation	$	69,721
Accounts payable		31,311
Advisor deferred compensation plan liability		3,342
Other accrued liabilities		111,697
Total accounts payable and accrued liabilities	$	216,071

9. Debt

The Company maintains three uncommitted lines of credit. Two of the lines have an unspecified limit and are primarily dependent on the Company's ability to provide sufficient collateral. The third line has a $200.0 million limit and allows for both collateralized and uncollateralized borrowings. During the year ended December 31, 2018, the Company drew $160.0 million on one of the lines of credit at a weighted average interest rate of 2.99%. In addition, LPLH provides the Company access to a credit facility, there were no funds drawn under this credit facility at December 31, 2018.

10. Income Taxes

The following table reflects a reconciliation of the beginning and ending balances of the total amounts of gross unrecognized tax benefits including interest and penalties (in thousands):

Balance — January 1, 2018	$	5,887
Increases for tax positions taken in the current year		8,585
Decrease related to transfers to LPLH		(5,887)
Balance — December 31, 2018	$	8,585

Gross unrecognized tax benefits of $5.9 million were transferred to LPLH during 2018 in accordance with the provisions of the Tax Agreement. The Company has additional gross unrecognized tax benefits of $8.6 million as of December 31, 2018, which has been included in due from affiliates, net of any related tax benefit, in the statement of financial condition. The Company records gross unrecognized tax adjustments through its income tax provision and settles with LPLH for cash in the period in which the activity is realized. Under the terms of the Tax Agreement, no additional payments will be made between the Company and LPLH for the affects of future recognition of unrecognized tax benefits to be settled with LPLH. As a result, unrecognized tax benefits will have no effect on the Company's annual effective tax rate when recognized.

The Company accrues interest and penalties related to unrecognized tax benefits in its provision for income taxes. At December 31, 2018, the liability for unrecognized tax benefits included penalties of $0.9 million. The tax years of 2007 to 2018 remain open to examination by major taxing jurisdictions to which the Company is subject. Since future unrecognized tax benefits will be settled in accordance with the Tax Agreement, the Company does not anticipate a material change in unrecognized tax benefits within the next 12 months.

On December 22, 2017, the Tax Cuts and Jobs Act (H.R. 1), the tax reform bill (the "Tax Act"), was signed into law. The Tax Act provided a permanent reduction in the Company's federal corporate income tax rate from 35% to 21% effective January 1, 2018. During the quarter ended December 31, 2018, the Company finalized its accounting of the Tax Act pursuant to SEC Staff Accounting Bulletin No. 118. No significant impacts were recorded by the Company as a result of finalizing the accounting.

11. Commitments and Contingencies

Leases

The Company leases office space and equipment under various operating leases. These leases are generally subject to scheduled base rent and maintenance cost increases, which are recognized on a straight-line basis over the period of the leases.

Service and Development Contracts

The Company is party to certain long-term contracts for systems and services that enable back office trade processing and clearing for its product and service offerings.

Future minimum payments under leases, lease commitments, service contracts, and other contractual obligations with initial terms greater than one year as of December 31, 2018 were as follows (in thousands):

2019	$	40,163
2020		22,776
2021		10,300
2022		3,091
2023		910
Thereafter		915
Total	$	78,155

Guarantees

The Company occasionally enters into certain types of contracts that contingently require it to indemnify certain parties against third-party claims. The terms of these obligations vary and, because a maximum obligation is not explicitly stated, the Company has determined that it is not possible to make an estimate of the amount that it could be obligated to pay under such contracts.

The Company also provides guarantees to securities clearing houses and exchanges under their standard membership agreements, which require a member to guarantee the performance of other members. Under these agreements, if a member becomes unable to satisfy its obligations to the clearing houses and exchanges, all other members would be required to meet any shortfall. The Company's liability under these arrangements is not quantifiable and may exceed the cash and securities it has posted as collateral. However, the potential requirement for the Company to make payments under these agreements is remote. Accordingly, no liability has been recognized for these transactions.

Loan Commitments

From time to time, the Company makes loans to its advisors, primarily to newly recruited advisors to assist in the transition process, which may be forgivable. Due to timing differences, the Company may make commitments to issue such loans prior to actually funding them. These commitments are generally contingent upon certain events occurring, including but not limited to the advisor joining the Company. The Company had no significant unfunded commitments at December 31, 2018.

Legal & Regulatory Matters

The Company is subject to extensive regulation and supervision by United States federal and state agencies and various self-regulatory organizations. The Company and its advisors periodically engage with such agencies and organizations, in the context of examinations or otherwise, to respond to inquiries, informational requests, and investigations. From time to time, such engagements result in regulatory complaints or other matters, the resolution of which has in the past and may in the future include fines, customer restitution other remediation. Assessing the probability of a loss occurring and the timing and amount of any loss related to a legal proceeding or regulatory matter is inherently difficult. While the Company exercises significant and complex judgments to make certain estimates presented in its financial statement, there are particular uncertainties and complexities involved when assessing the potential outcomes of legal proceedings and regulatory matters. The Company's assessment process considers a variety of factors and assumptions, which may include the procedural status of the matter and any recent developments; prior experience and the experience of others in similar matters; the size and nature of potential exposures; available defenses; the progress of fact discovery; the opinions of counsel and experts; potential opportunities for settlement and the status of any settlement discussions; as well as the potential for insurance coverage and indemnification, if available. The Company monitors these factors and assumptions for new developments and re-assesses the likelihood that a loss will occur and the estimated range or amount of loss, if those amounts can be reasonably determined. The Company has established an accrual for those legal proceedings and regulatory matters for which a loss is both probable and the amount can be reasonably estimated.

On May 1, 2018 the Company agreed to a settlement structure with the North American Securities Administrators Association (NASAA) related to the Company's historical compliance with certain state "blue sky" laws. The Company has entered in separate administrative orders with 21 jurisdictions and expects to enter into separate administrative orders with the remaining 32 jurisdictions in 2019, which would result in aggregate fines of

approximately $26.4 million. The Company has accrued for the full amount of these fines as of December 31, 2018. As part of the settlement structure, the Company agreed to engage independent third party consultants to conduct a historical review of certain equity and fixed income securities transactions, as well as an operational review of the Company's systems for complying with blue sky securities registration requirements. The Company also agreed to offer customers who purchased certain equity and fixed-income securities since October 2006 remediation in the form of reimbursement for any actual losses, plus interest. As of the date of these financial statements, the historical review of transactions has not been completed and, as a result, the scope and costs of potential customer remediation cannot be estimated at this time. The Company also expects all or a majority of such costs will be covered by the Parent's captive insurance subsidiary.

Insurance

The Company maintains insurance coverage for certain potential legal proceedings and regulatory matters through third-party insurance companies and a related party captive insurance subsidiary of the Parent. The estimated losses on many of the pending matters are less than the applicable deductibles of the insurance policies.

Other Commitments

As of December 31, 2018, the Company had approximately $298.0 million of client margin loans that were collateralized with securities having a fair value of approximately $417.2 million that it can repledge, loan, or sell. Of these securities, approximately $50.8 million were client-owned securities pledged to the Options Clearing Corporation as collateral to secure client obligations related to options positions. As of December 31, 2018 there were no restrictions that materially limited the Company's ability to repledge, loan, or sell the remaining $366.4 million of client collateral.

Trading securities on the statement of financial condition at December 31, 2018 include $4.7 million pledged to clearing organizations.

12. Employee Benefit Plan

The Company has a 401(k) defined contribution plan. All employees meeting minimum age and length of service requirements are eligible to participate. The Company has an employer matching program whereby employer contributions are made to the 401(k) plan, and employees are eligible for matching contributions after completing six months of service. For 2018, employer contributions were made in an amount equal to 75% of the first 8% of an employee's designated deferral of their eligible compensation.

The Company participates in an employee stock purchase plan (the "ESPP"), sponsored by LPLFH, through which eligible employees are able to purchase common stock of LPLFH at a discount from the market price through payroll deductions, subject to limitations. Eligible employees may elect to participate in the ESPP only during an open enrollment period. The offering period immediately follows the open enrollment window, upon which time ESPP contributions are withheld from the participant's regular paycheck. The ESPP provides for a 15% discount on the market value of LPLFH's stock at the lower of the grant date price (first day of the offering period) and the purchase date price (last day of the offering period).

13. Related-Party Transactions

In addition to transactions discussed elsewhere in the notes to the financial statement, the Company has a variety of relationships with LPLFH and its subsidiaries under which it earns revenues for services provided and incurs expenses for services received. Unless a right of offset exists, the Company records intercompany transactions on a gross basis and amounts are classified on the statement of financial condition as due from or due to affiliates.

The Company has intercompany service agreements to provide various infrastructure and broker-dealer support services to affiliates that are subsidiaries of LPLFH. As part of the agreement, the Company also receives client support services.

Included in the intercompany service agreements are other transactions that create additional intercompany balances. Intercompany activities for the year ended December 31, 2018 included, but were not limited to, payables resulting from the Company's Tax Agreement with LPLH, allocated employee healthcare self-insurance costs, allocated occupancy costs, and various other business transactions with commonly controlled entities of LPLFH.

The Company has related party transactions with certain significant shareholders of the Parent's common stock. Additionally, the Company provides services and charitable contributions to the LPL Financial Foundation, an organization that provides volunteer and financial support within the Company's local communities. As of December 31, 2018 the Company had a $43.8 million insurance receivable from the Parent's captive insurance subsidiary.

14. Net Capital and Regulatory Requirements

The Company operates in a highly regulated industry. Applicable laws and regulations restrict permissible activities and investments and require compliance with various financial and customer-related regulations. The consequences of noncompliance can include substantial monetary and non-monetary sanctions. In addition, the Company is also subject to comprehensive examinations and supervision by various governmental and self-regulatory agencies. These regulatory agencies generally have broad discretion to prescribe greater limitations on the operations of a regulated entity for the protection of investors or public interest. Furthermore, where the agencies determine that such operations are unsafe or unsound, fail to comply with applicable law, or are otherwise inconsistent with the laws and regulations or with the supervisory policies, greater restrictions may be imposed.

The Company is subject to the SEC's Net Capital Rule (Rule 15c3-1 under the Exchange Act), which requires the maintenance of minimum net capital, as defined. Under the alternative method permitted by the rules, the Company must maintain minimum net capital equal to the greater of $250,000 or 2% of aggregate debit items arising from client transactions. The net capital rules also provide that the Company's capital may not be withdrawn if resulting net capital would be less than minimum requirements. Additionally, certain withdrawals require the approval of the SEC and FINRA to the extent they exceed defined levels, even though such withdrawals would not cause net capital to be less than minimum requirements. Net capital and the related net capital requirement may fluctuate on a daily basis. The Company is a clearing broker-dealer and, as of December 31, 2018, had net capital of $108.1 million with a minimum net capital requirement of $8.0 million. As of December 31, 2018 LPL Financial has met all capital adequacy requirements to which it is subject.

15. Financial Instruments with Off-Balance-Sheet Credit Risk and Concentrations of Credit Risk

The Company's client securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to the advisor's client, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the client's account. As clients write options contracts or sell securities short, the Company may incur losses if the clients do not fulfill their obligations and the collateral in the clients' accounts is not sufficient to fully cover losses that clients may incur from these strategies. To control this risk, the Company monitors margin levels daily and clients are required to deposit additional collateral, or reduce positions, when necessary.

The Company is obligated to settle transactions with brokers and other financial institutions even if its advisors' clients fail to meet their obligation to the Company. Clients are required to complete their transactions on the settlement date, generally three business days after the trade date. If clients do not fulfill their contractual obligations, the Company may incur losses. In addition, the Company occasionally enters into certain types of contracts to fulfill its sale of when, as, and if issued securities. When, as, and if issued securities have been authorized but are contingent upon the actual issuance of the security. The Company has established procedures to reduce this risk by generally requiring that clients deposit cash or securities into their account prior to placing an order.

The Company may at times hold equity securities on both a long and short basis that are recorded in the statement of financial condition at market value. While long inventory positions represent the Company's ownership of securities, short inventory positions represent obligations of the Company to deliver specified securities at a contracted price, which may differ from market prices prevailing at the time of completion of the transaction. Accordingly, both long and short inventory positions may result in losses or gains to the Company as market values of securities fluctuate. To mitigate the risk of losses, long and short positions are mark-to-market daily and are continuously monitored by the Company.

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